Filed by The Pepsi Bottling Group, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893

On December 8, 2009, The Pepsi Bottling Group, Inc. sent an email to PBG employees that included the following press release issued by PepsiCo, Inc.:

PEPSICO REACHES AGREEMENT TO DISTRIBUTE CERTAIN DR PEPPER SNAPPLE GROUP BRANDS

PURCHASE, NY-(Dec. 8, 2009) PepsiCo (NYSE:PEP) said today that it has reached an agreement with Dr Pepper Snapple Group, Inc. (DPS) to manufacture and distribute certain DPS products following completion of PepsiCo's acquisition of its two anchor bottlers, The Pepsi Bottling Group, Inc. (PBG) and PepsiAmericas, Inc. (PAS).

Under the terms of the agreement, DPS will receive an upfront payment of $900 million payable upon closing of the acquisitions.  In exchange, PepsiCo will be entitled to manufacture and distribute Dr Pepper and certain other DPS products in the territories where they are currently distributed by PBG and PAS.  The agreement between PepsiCo and DPS, which will replace existing agreements PBG and PAS have with DPS, will have an initial term of 20 years, with automatic 20 year renewals thereafter.

"We are delighted that we have reached a mutually beneficial agreement with Dr Pepper Snapple Group to continue to distribute their products," said Indra K. Nooyi, PepsiCo's Chairman and Chief Executive Officer. "PepsiCo is fully committed to vigorously expand, flawlessly distribute and grow Dr Pepper Snapple's brands in its appointed territories."

Under the new agreement, PepsiCo will distribute: Dr Pepper, Crush and Schweppes brands in the United States; Dr Pepper, Crush, Schweppes, Vernors and Sussex brands in Canada; and Squirt and Canada Dry brands in Mexico.

The agreement was anticipated after PepsiCo and its bottlers earlier this year reached an agreement under which PepsiCo would acquire the two anchor bottlers. PepsiCo is on track to complete the acquisitions, subject to regulatory and stockholder approval. The company filed its Form S-4 Registration Statements in preliminary form on October 1, 2009 and expects to close on the proposed transactions by the end of the first quarter of 2010.

Concurrent with the announcement, PepsiCo has filed with the SEC amendments to its preliminary registration statements on Form S-4 relating to the acquisitions to disclose updated financial and other information.

About PepsiCo

PepsiCo offers the world's largest portfolio of billion-dollar food and beverage brands, including 18 different product lines that each generate more than $1 billion in annual retail sales.

Our main businesses - Frito-Lay, Quaker, Pepsi-Cola, Tropicana and Gatorade - also make hundreds of other tasty foods and drinks that bring joy to our consumers in over 200 countries. With more than $43 billion in 2008 revenues, PepsiCo employs 198,000 people who are united by our unique commitment to sustainable growth, called performance with Purpose. By dedicating ourselves to offering a broad array of choices for healthy, convenient and fun nourishment, reducing our environmental impact, and fostering a diverse and inclusive workplace culture, PepsiCo balances strong financial returns with giving back to our communities worldwide. For more information, please visit www.pepsico.com.

Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. PepsiCo, Inc. ("PepsiCo") and The Pepsi Bottling Group, Inc. ("PBG") have filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PBG. A definitive proxy statement/prospectus will be mailed to shareholders of PBG after the registration statement is declared effective. The registration statement has not yet become effective. PepsiCo and PepsiAmericas, Inc. ("PAS") have filed with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PAS. A definitive proxy statement/prospectus will be mailed to shareholders of PAS after the registration statement is declared effective. The registration statement has not yet become effective. INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE APPLICABLE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses and other documents filed with the SEC by PepsiCo, PBG or PAS through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PepsiCo will be available free of charge on PepsiCo's internet website at www.pepsico.com or by contacting PepsiCo's Investor Relations Department at 914-253-3035. Copies of the documents filed with the SEC by PBG will be available free of charge on PBG's internet website at www.pbg.com or by contacting PBG's Investor Relations Department at 914-767-7216.  Copies of the documents filed with the SEC by PAS will also be available free of charge on PAS's internet website at www.pepsiamericas.com or by contacting PAS's Investor Relations Department at 612-661-3883.

Statements in this release that are "forward-looking statements", including PepsiCo's 2009 and 2010 guidance, are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo's ability to consummate the acquisitions of PBG and PAS and to achieve the synergies and value creation contemplated by the proposed acquisitions; PepsiCo's ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the proposed acquisitions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for PepsiCo's products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; PepsiCo's ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively; damage to PepsiCo's reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with PepsiCo's bottling partners, including as a result of the proposed acquisitions; PepsiCo's ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of PepsiCo's supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; and risks that benefits from PepsiCo's Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo's actual results to materially differ from those set forth herein, please see PepsiCo's filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. All information in this communication is as of December 8, 2009. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Glossary

Core: Core results are non-GAAP financial measures. Core guidance for full-year 2009 excludes the commodity mark-to-market net impact included in corporate unallocated expenses, costs of $36 million ($29 million, after-tax) associated with the Productivity for Growth initiative and the merger costs. Core EPS guidance for full-year 2010 excludes the commodity mark-to-market net impact included in corporate unallocated expenses, estimated one-time costs of approximately $250 million to achieve synergies, the gain or loss on previously held equity interests in PBG and PAS, the post-merger one-time impact to earnings of fair value adjustments to acquired inventory, any additional restructuring or integration costs and transaction costs related to the proposed acquisitions of PBG and PAS.  For more details and reconciliations of our 2009 and 2010 constant currency core guidance, see "Reconciliation of GAAP and Non-GAAP Information" below.

Constant currency: Financial results (historical and projected) assuming constant foreign currency exchange rates used for translation based on the rates in effect for the comparable prior-year period. In addition, the impact on EPS growth is computed by adjusting core EPS growth by the after-tax foreign currency translation impact on core operating profit growth using PepsiCo's core effective tax rate.

Division operating profit: The aggregation of the operating profit for each of our reportable segments, which excludes the impact of corporate unallocated expenses.

Transaction foreign exchange: The foreign exchange impact on our financial results of transactions, such as purchases of imported raw materials, commodities, or services, occurring in currencies other than the local, functional currency.

Reconciliation of GAAP and Non-GAAP Information

We are not able to reconcile our full-year projected 2009 constant currency or core constant currency results to our full-year projected 2009 reported results because we are unable to predict the 2009 full-year impact of foreign exchange or the mark-to-market net gains or losses on commodity hedges due to the unpredictability of future changes in foreign exchange rates and commodity prices. Therefore, we are unable to provide a reconciliation of these measures. Because the company expects to close on the proposed acquisitions of PBG and PAS by the end of the first quarter of 2010, the company's fiscal 2009 guidance does not include the impact of the proposed acquisitions.

We are not able to reconcile our full-year projected 2010 core constant currency EPS to our full-year projected 2010 reported results because we are unable to predict the 2010 full-year impact of foreign exchange or the mark-to-market net gains or losses on commodity hedges due to the unpredictability of future changes in foreign exchange rates and commodity prices. Additionally, with respect to our proposed transactions with PBG and PAS, we are unable to predict the 2010 full-year impact of the gain or loss on previously held equity interests in PBG and PAS, the post-merger one-time impact to earnings of fair value adjustments to acquired inventory, any additional restructuring or integration costs and transaction costs related to the proposed acquisitions of PBG and PAS due to the uncertainty of the amounts and/or timing of such items. Therefore, we are unable to provide a reconciliation of these measures.

Certain Legal Notices

Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. PepsiCo, Inc. (“PepsiCo”) and The Pepsi Bottling Group, Inc. (“PBG”) have filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement/prospectus and other documents with respect to the proposed acquisition of PBG. At the appropriate time, PBG will mail the final proxy statement/prospectus to shareholders of PBG. INVESTORS AND SECURITY HOLDERS OF PBG ARE URGED TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain free copies of the registration statement and the preliminary proxy statement/prospectus and other documents filed with the SEC by PepsiCo or PBG through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PepsiCo are available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035. Copies of the documents filed with the SEC by PBG are available free of charge on PBG’s internet website at www.pbg.com or by contacting PBG’s Investor Relations Department at 914-767-7216.

PBG and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions of PBG. Information regarding PBG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 27, 2008, which was filed with the SEC on February 20, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on April 7, 2009. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary proxy statement/prospectus and other relevant materials filed with the SEC.

Statements made in this release that relate to future performance or financial results of PBG are forward-looking statements which involve uncertainties that could cause actual performance or results to materially differ. PBG undertakes no obligation to update any of these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. Accordingly, any forward-looking statement should be read in conjunction with the additional information about risks and uncertainties set forth in PBG's filings with the SEC, including the preliminary proxy statement/prospectus and other documents with respect to the proposed acquisition of PBG, PBG's Annual Report on Form 10-K for the year ended December 27, 2008 and subsequent reports on Forms 10-Q and 8-K.